UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
under the Securities Exchange Act of 1934

Extensity, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

302255104

(CUSIP Number)

Mr. Paul D. Birch
11 Allstate Parkway, Suite 300
Markham, Ontario L3R 9T8
(905) 475-0525

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 26, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30225104	13D	Page 2 of 7

1	Name of Reporting Person I.R.S. Identification No. of above person Geac Computer Corporation Limited

2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds WC, OO

5	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power N/A

	8	Shared Voting Power 6,550,513(1)

	9	Sole Dispositive Power N/A

	10	Shared Dispositive Power N/A

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,550,513(1)

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11) Approximately 25.8%(2)

14	Type of Reporting Person CO

(1)  Geac may be deemed to be the beneficial owner of 6,550,513 shares of Extensity common stock, which includes 243,018 shares of Extensity common stock subject to options covered under the Voting Agreements that are exercisable at the discretion of the appropriate Stockholder within 60 days of August 26, 2002. Geac expressly disclaims beneficial ownership of any of the shares of Extensity common stock covered by the Voting Agreements.

(2)  Based upon 25,195,813 shares of Extensity common stock outstanding as of August 26, 2002 (as represented by Extensity in the Merger Agreement) and 243,018 shares of Extensity common stock subject to options covered by the Voting Agreements that are exercisable within 60 days of August 26, 2002.

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ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock, par value $0.001 per share, of Extensity, Inc., a Delaware corporation. The address of the principal executive offices of Extensity is 2200 Powell Street, Suite 400, Emeryville, California 94608.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule 13D is being filed by Geac Computer Corporation Limited. Geac is organized under the Canada Business Corporations Act, and its principal office is located at 11 Allstate Parkway, Suite 300, Markham, Ontario L3R 9T8 Canada. Geac common shares trade on the Toronto Stock Exchange (TSX: GAC). Geac is a global provider of business critical software and systems solutions.

     The following information concerning the directors and officers of Geac is set forth on Schedule 1: name; residence or business address; present principal occupation or employment and the name, and principal business address of any corporation or other organization other than Geac in which such employment is conducted; and citizenship.

     During the last five years, none of Geac, or to Geac’s knowledge, any person named in Schedule 1, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, none of Geac, or to Geac’s knowledge, any person named in Schedule 1, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As an inducement to Geac’s entering into the Agreement and Plan of Merger by and among Geac, Cage Acquisition Inc., a wholly owned subsidiary of Geac, and Extensity, dated as of August 26, 2002 (“Merger Agreement”), certain stockholders of Extensity, including certain officers and directors (each a “Stockholder” and together the “Stockholders”), entered into individual Voting and Proxy Agreements, each dated as of August 26, 2002 (each a “Voting Agreement” and together the “Voting Agreements”), with Geac covering a total of 6,550,513 shares of Extensity common stock, assuming exercise of all stock options covered by the Voting Agreements that are exercisable at the discretion of the appropriate Stockholder within 60 days of August 26, 2002.

     No separate consideration was paid by Geac in connection with the Voting Agreements. However, the shares of Extensity common stock subject to the Voting Agreements are covered by the Merger Agreement. The Merger Agreement provides that, at the election of the Extensity stockholder, the consideration to be paid for each share of Extensity common stock will be $1.75 in cash or 0.627 common shares of Geac, subject to certain adjustments. The cash portion of the merger consideration will come from Geac’s working capital. The merger is subject to certain conditions, including the approval of Extensity’s stockholders, any other required regulatory approvals and the satisfaction or waiver of certain conditions as more fully described in the Merger Agreement.

     References to, and the descriptions of, the Merger Agreement and the Voting Agreements are qualified in their entirety by reference to the complete text of such agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION.

     Geac entered into the Merger Agreement and the related Voting Agreements with the intent of acquiring control of, and the entire common equity interest in, Extensity.

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     Merger Agreement. Geac, Cage Acquisition Inc., a wholly owned subsidiary of Geac, and Extensity have entered into the Merger Agreement pursuant to which the parties have agreed that Cage Acquisition Inc. will merge with and into Extensity, with Extensity being the surviving corporation in the merger. The Merger Agreement provides that each outstanding share of Extensity common stock will be cancelled in the merger and converted into the right to receive consideration of either $1.75 in cash or 0.627 common shares of Geac, subject to certain adjustments. Extensity stockholders may elect the type of consideration the stockholder desires to receive for the stockholder’s shares of Extensity common stock. Upon the completion of the merger, Geac will own all of the outstanding shares of Extensity common stock.

     Upon completion of the merger, the Board of Directors of Extensity will be the Board of Directors of Cage Acquisition Inc., and certain officers of Extensity, including its Chief Executive Officer and Chief Financial Officer, will be replaced with officers of Cage Acquisition Inc. The Certificate of Incorporation of Extensity following the merger will be the Certificate of Incorporation of Extensity as amended prior to the merger and in effect immediately before the completion of the merger. Extensity’s Bylaws following the merger will be the Bylaws of Extensity as in effect immediately before the completion of the merger.

     As a result of the merger, Extensity common stock will cease to be authorized for listing on the Nasdaq Small Cap Market, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     Voting Agreements. In connection with the Merger Agreement and as an inducement to Geac’s willingness to enter into the Merger Agreement, Geac has entered into individual Voting Agreements with certain stockholders of Extensity, including certain officers and directors. The aggregate number of shares of Extensity common stock covered by the Voting Agreements, assuming exercise of all stock options covered by the Voting Agreements that are exercisable at the discretion of the appropriate Stockholder within 60 days of August 26, 2002, is 6,550,513.

     Under the terms of the Voting Agreements, each Stockholder agreed to vote (or cause to be voted), and granted an irrevocable proxy to Geac to vote, their shares of Extensity common stock (i) in favor of the adoption and approval of the Merger Agreement and the merger, and (ii) against any other extraordinary transaction, such as another merger or business combination, liquidation, or other change of control of Extensity or any subsidiary of Extensity. The Voting Agreements generally provide that the Stockholder may not sell, transfer, assign, pledge or otherwise dispose of their shares of Extensity common stock, and that the Stockholder will not take any action that has or could have the effect of preventing the Stockholder from performing under the Voting Agreement. The Voting Agreements terminate on the earlier to occur of the closing of the merger and the termination of the Merger Agreement.

     References to, and the descriptions of, the Merger Agreement and the Voting Agreements are qualified in their entirety by reference to the complete text of such agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)  - (b) As a result of the Voting Agreements, Geac may be deemed to be the beneficial owner of 6,550,513 shares of Extensity common stock, assuming exercise of all stock options covered by the Voting Agreements that are exercisable at the discretion of the appropriate Stockholder within 60 days of August 26, 2002. Based on the number of shares of Extensity common stock outstanding as of August 26, 2002 (as represented by Extensity in the Merger Agreement) and the shares of Extensity common stock subject to option covered by the Voting Agreements that are exercisable within 60 days of August 26, 2002, the number of shares of Extensity common stock represents approximately 25.8% of the outstanding shares of Extensity common stock.

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     Geac may be deemed to have the power to direct the vote of the shares of Extensity common stock subject to the Voting Agreements with respect to those matters described in Item 4. However, Geac (i) is not entitled to any rights as a stockholder of Extensity as to the shares of Extensity common stock subject to the Voting Agreements and (ii) disclaims any beneficial ownership of the shares of Extensity common stock covered by the Voting Agreements. Except as described in this Schedule 13D, none of Geac or, to the best of Geac’s knowledge, any of the persons listed on Schedule 1 beneficially owns any shares of Extensity common stock.

     (c)  Except as set forth in this Schedule 13D, Geac has not effected any transaction in Extensity common stock during the past 60 days and, to Geac’s knowledge, none of the persons named in Schedule 1 has effected any transaction in Extensity common stock during the past 60 days.

     (d)  Except as set forth in this Schedule 13D, none of Geac or, to the knowledge of Geac, any of the persons listed on Schedule 1 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Extensity common stock covered by the Voting Agreements.

     (e)  Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information set forth in Items 2, 4 and 5 is hereby incorporated by reference. Other than as disclosed in this Schedule 13D or as set forth in the Merger Agreement and Voting Agreements, to Geac’s knowledge, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits:

99.1	Agreement and Plan of Merger by and among Geac Computer Corporation Limited, Cage Acquisition Inc. and Extensity, Inc. dated as of August 26, 2002.

99.2	Form of Voting and Proxy Agreement between Geac Computer Corporation Limited and stockholders of Extensity, Inc. (including certain officers and directors of Extensity, Inc.)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2002

Geac Computer Corporation Limited

By:	/s/ Paul D. Birch

Paul D. Birch, President and Chief Executive Officer

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SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF GEAC COMPUTER CORPORATION LIMITED

NAME	GEAC TITLE	PRINCIPAL OCCUPATION	BUSINESS ADDRESS*	CITIZENSHIP

Charles S. Jones	Chairman of the Board	Chairman of Geac		USA

Paul D. Birch	Director, President and Chief Executive Officer	President and Chief Executive Officer of Geac		UK

Thomas I. A. Allen,Q.C	Director	Senior Partner, Ogilvy Renault	Ogilvy Renault Ste. 2100, Royal Trust Tower, TD Centre, Toronto, Ontario M5K 1H1 Canada	Canada

David Friend	Director	Chairman of Sonexis, Inc.	Sonexis, Inc. 70 Franklin Street Boston, MA 02110	USA

C. Kent Jespersen	Director	Chairman of La Jolla Resources International Ltd.	La Jolla Resources International Limited Suite 1201, 333-7 Avenue S.W., Calgary, Alberta T2P 2Z1 Canada	Canada

Pierre MacDonald	Director	Chairman and Chief Executive Officer of MacD Consult Inc.	MacD Consult Inc. 11 O’Reilly, Apt. 1508 Verdun, Quebec H3E 1T6 Canada	Canada

Michael D. Marvin	Director	Chairman Emeritus of MapInfo Corporation	MapInfo Corporation Four Global View Troy, NY 12180-8399	USA

William G. Nelson	Director	Chairman of Harris Business Group, Inc.	Harris Business Group 2217 Hidden Creek Court Lisle, IL 60532	USA

Robert L. Sillcox	Director	Chairman of Quant Investment Strategies Inc.	Quant Investment Strategies Inc. 47 Colborne Street, Suite 203, Toronto, Ontario M5E 1P8 Canada	Canada

Arthur Gitajn	Chief Financial Officer	Chief Financial Officer of Geac		USA

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NAME	GEAC TITLE	PRINCIPAL OCCUPATION	BUSINESS ADDRESS*	CITIZENSHIP

Hema Anganu	Treasurer	Treasurer of Geac		Canada

Craig C. Thorburn	Senior Vice President, Mergers & Acquisitions, and Corporate Secretary	Partner, Blake, Cassels & Graydon LLP	Blake, Cassels & Graydon LLP 199 Bay Street, Suite 2800 Toronto, Ontario M5L 1A9 Canada	Canada

James Travers	Senior Vice President, President of the Americas	Senior Vice President of Geac, President of the Americas		USA

Joyce Koenig	Vice President, Strategic Financial Analysis	Vice President, Strategic Financial Analysis of Geac		USA

John L. Sherry III	Senior Vice President, Marketing & Strategic Alliances	Senior Vice President, Marketing & Strategic Alliances of Geac		USA

Graeme Riley	Managing Director, Geac Enterprise Solutions, Asia Pacific	Managing Director, Geac Enterprise Solutions, Asia Pacific		New Zealand

Bertrand Sciard	Managing Director, Geac Enterprise Solutions, Europe	Managing Director, Geac Enterprise Solutions, Europe		France

*	Unless otherwise noted, the business address for the named person is: c/o Geac Computer Corporation Limited, 11 Allstate Parkway, Suite 300, Markham, Ontario L3R 9T8, Canada.

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Agreement and Plan of Merger by and among Geac Computer Corporation Limited, Cage Acquisition Inc. and Extensity, Inc. dated as of August 26, 2002.

99.2	Form of Voting and Proxy Agreement between Geac Computer Corporation Limited and stockholders of Extensity, Inc. (including certain officers and directors of Extensity, Inc.)